UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38954

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LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3 e NYSE: LINX), leader and specialist in technologies for retail, comes to the public to inform its shareholders and the market that according to the study “Management Software for Retail and e-Commerce” developed in Brazil based on interviews with software manufacturers and also using other studies from IDC (International Data Corporation) as a reference, including the IDC Semiannual Software Tracker, the Company reached a 45.6% market share for retail management software (POS+ERP) in 2019, an evolution of +340 bps compared to 42.2% in 2018 and +1,660 bps over the 29% announced in its IPO at B3 in 2013, reinforcing its position as the market leader in Brazil, year after year. Also according to the study, Linx's share in 2019 was greater than the sum of the shares of the second, third, fourth and fifth biggest players. In the period, the main competitors showed stabilization or decrease of their positions in relation to 2018.

In the e-commerce solutions market, still according to IDC, Linx's market share grew +150 bps, from 12.2% in 2018 to 13.7% in 2019, maintaining its position as the second largest player in the Brazilian market and presenting the highest annual growth among the main competitors. The first player reached 20.8% market share in 2019 (19.4% in 2018).

These results are due to Linx's solid investment in the continuous improvement of its offerings and adaptation to market trends. Linx reaffirms its focus on customer satisfaction, reinforcing its differentiated end-to-end platform that largely meets the needs of retailers in the Brazilian market.

São Paulo, July 07, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer